

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2022

Gerald Laderman
Executive Vice President and Chief Financial Officer
United Airlines Holdings, Inc.
233 South Wacker Drive
Chicago, IL 60606

      Re: United Airlines Holdings, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2021
         Response dated October 7, 2022
         File No. 001-06033

Dear Gerald Laderman:

      We have reviewed your October 7, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2022 letter.

Response dated October 7, 2022

Risk Factors, page 18

1.   We note your response to prior comment 3 and reissue it in part. Please expand your disclosure to discuss risks related to climate change market trends that may alter business opportunities in greater detail, including, for example, changes in customer demand related to greenhouse gas emissions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

2.   We note your response to prior comment 6. Please expand your disclosure to address reputational risks that may result from your current operations that produce material greenhouse gas emissions.

3.   We note your response to prior comment 7 states that weather-related damages to your property and operations were not material during the years covered by your Form 10-K and that you note by way of example the costs related to the 2021 winter storm that took place across Texas. Please quantify all weather-related damages to your property and operations for each of the periods covered by your Form 10-K.

We also note that at the time of the filing of your Form 10-K you did not believe there had been any weather-related impacts due to climate change that had materially impacted the cost of insurance. Please quantify your insurance costs for each of the periods covered by your Form 10-K and explain whether changes to your insurance costs are expected in future periods.

In addition, tell us how you considered including disclosure regarding the potential impact to you from weather-related disruptions to your suppliers.

4.   We note your response to prior comment 8 and reissue it in part. Please quantify any compliance costs related to climate change for each of the periods covered by your Form 10-K.

Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation